Ballard Power Systems Inc.

News Release

Ballard Reports Second Quarter 2009 Results

For Immediate Release – July 28, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced revenue of $13.1 million and net income of $0.01 per share for the second quarter ended June 30, 2009. All amounts are in U.S. dollars, unless otherwise noted.

“Our core fuel cell products segment shows continued growth in the second quarter of 144% year over year, however this growth was largely offset by declines in our supporting business segments, reflecting the significant weakness in the automotive sector,” said John Sheridan, Ballard’s President and CEO. He continued, “Profitability in the second quarter was driven by a one-time accounting gain from unwinding our Japanese residential cogeneration systems joint venture, EBARA Ballard.”

Considering the continued softness in Ballard’s legacy supporting business segments combined with the general economic conditions, Ballard has revised its annual revenue guidance to $50 million to $60 million. However, with regards to operating cash consumption, Ballard reconfirms its guidance of $17 million to $27 million.

Second Quarter Highlights

•	Product acceptance milestone passed with ACME Tele Power Ltd., confirming the order of 310 of IdaTech plc’s ElectraGenTM H2 hydrogen-based backup power units incorporating Ballard’s FCgenTM-1020 ACS fuel cell stack.

•	FCgenTM-1300 development program is on track for product acceptance in the fourth quarter. The low-cost, reformate-capable stack is a cornerstone for Ballard’s future product platforms.

•	Motorola deploys FCgenTM-1020 ACS at 123 TETRA base stations throughout Denmark.

•	FirstEnergy Corp. supply agreement to deliver a one megawatt distributed power generation solution for use in a utility load management demonstration project.

•	Completed delivery of FCvelocityTM-HD6 modules for the B.C. Transit 2010 Olympic Fuel Cell Bus Fleet.

•	EBARA Ballard Corporation operations in Japan discontinued.

Second Quarter 2009 Financial Highlights

•	Revenue was $13.1 million (Q2 2008: $12.4 million), for a total of $21.2 million year-to-date.

•	Product and services revenues for the core Fuel Cell Products business segment grew 252% over the prior year quarter.

•	Fuel cell bus shipments for the B.C. Transit 2010 Olympic fuel cell bus program totaled $6.0 million.

•	Backup power market revenues increased as a result of work completed on the FirstEnergy Corp. project and the successful completion of the hydrogen unit product acceptance milestone with ACME Tele Power Ltd.

Supporting business segment revenue (Contract Automotive and Material Products) declined 59% over the prior year quarter, as impacted by auto sector conditions.

•	Operating expenses, excluding depreciation and amortization, for the second quarter decreased $1.0 million from 2008 to $13.0 million.

•	Research and product development decreased $0.6 million to $8.5 million.

•	Sales and Marketing flat at $1.9 million.

•	General and Administrative decreased $0.4 million to $2.5 million.

•	Operating cash consumption[1] was $17.0 million, an increase of $11.9 million from the second quarter of 2008.

•	The increase was driven by a $10.9 million increase in working capital requirements and $2.2 million in increased capital expenditures.

•	The working capital impacts from the first and second quarter of 2009 are expected to reverse as cash receipts occur in the second half of the year from our long-term bus contracts.

•	Net Income was $1.0 million or $0.01 earnings per share, an increase of $14.5 million from Q2 2008 net loss of ($13.5) million. The current quarter net income reflects a one-time gain of $10.8 million from the unwinding of Ballard’s Japanese residential cogeneration joint venture, EBARA Ballard Corporation as the obligations for the windup fell to our partner EBARA Corporation.

•	Normalized net loss[1] was ($9.6) million or ($0.11) per share, representing a $1.3 million decrease in loss from Q2 2008 (($10.9) million) driven by reduced operating expenses and foreign exchange gains, partially offset by reduced engineering development revenues.

•	Cash reserves of $48.2 million and debt-free balance sheet.

The company revised its full year guidance to:

•	Revenue: lowered to $50 million to $60 million, compared with $59.8 million in 2008.

•	Operating cash consumption[1]: reconfirmed at $17 million to $27 million, compared to $29.3 million in 2008.

Second Quarter 2009 Financial Results

Quarter ended June 30, 2009
Revenues for the three months ended June 30, 2009 increased to $13.1 million, or 6%, compared to $12.4 million for the second quarter of 2008 as increases in the core Fuel Cell Products business segment of $5.7 million more than offset declines in the supporting Contract Automotive and Material Products business segments of $5.0 million.

In Ballard’s Fuel Cell Products business segment, revenues increased 144% to $9.7 million due primarily to a $6.9 million, or 251%, increase in product and service revenues as a result of fuel cell bus shipments for the B.C. Transit 2010 Olympic fuel cell bus program (totaling $6.0 million) combined with increases in backup power market revenues as a result of work completed on the FirstEnergy Corp. distributed power generator project and increased unit shipments as a result of the successful completion of the hydrogen unit product acceptance milestone with ACME Tele Power Ltd. These increases were partially offset by lower shipments in the material handing market and by lower residential cogeneration market revenues due to the absence of engineering development revenues as a result of the completion of the 1kW residential cogeneration fuel cell development program and due to the decision to discontinue operations in EBARA BALLARD in May 2009.

For the supporting Contract Automotive and Material Products business segments, revenues continued to be negatively impacted by the slowdown in the automotive sector. Revenues in these supporting areas decreased 59% to $3.4 million due to lower shipments of light-duty automotive fuel cell modules, lower shipments of carbon friction material products, and lower testing and engineering services provided to AFCC.

Net income for the three months ended June 30, 2009 increased to $1.0 million, or $0.01 per share, compared with a net loss of $13.5 million, or ($0.16) per share, in the second quarter of 2008. The second quarter net income in 2009 includes a non-cash gain of $10.8 million related to the decision to discontinue operations in EBARA Ballard Corporation on May 24, 2009. EBARA BALLARD was a joint venture with EBARA Corporation that was focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan.

Normalized net loss1 for the second quarter of 2009 decreased $1.3 million, or 12%, to $9.6 million, or ($0.11) per share, compared with a normalized net loss of $10.9 million, or ($0.13) per share, for the corresponding period of 2008. Reductions in operating expenses of $1.0 million combined with improvements in investment and other income of $0.8 million more than offset the loss of engineering development revenues of $1.2 million.

Operating cash consumption1 for the second quarter of 2009 increased $11.9 million to $17.0 million, compared to $5.1 million for the corresponding period in 2008. The higher operating cash consumption was driven by higher working capital requirements of $9.6 million (net of restructuring and related payments of $1.4 million) due primarily to the timing of collections of product and service revenues and the payment of our remaining 2008 annual employee bonuses. Increased capital expenditures of $2.2 million were partially offset by the lower normalized net loss of $1.3 million.

Six months ended June 30, 2009
Revenues for the six months ended June 30, 2009 decreased to $21.2 million, or 25%, compared to $28.4 million for the first two quarters of 2008, as increases in the core Fuel Cell Products business segment of $3.2 million were more than offset by declines in the supporting Contract Automotive and Material Products business segments of $10.4 million.

Fuel Cell Products revenues increased 31% to $13.6 million due primarily to a $6.7 million, or 99%, increase in product and service revenues as a result of fuel cell bus shipments for the B.C. Transit 2010 Olympic and the Transport of London fuel cell bus programs combined with increases in backup power market revenues as a result of work completed on the First Energy distributed power generator project and increased unit shipments as a result of the successful completion of the hydrogen unit product acceptance milestone with ACME. These increases were partially offset by lower shipments in the material handing market and by lower residential cogeneration market revenues due to the absence of engineering development revenues as a result of the completion of the 1kW residential cogeneration fuel cell development program and due to our decision to discontinue operations in EBARA BALLARD in May 2009.

Contract Automotive and Material Products revenues decreased 58% to $7.6 million due to lower shipments of light-duty automotive fuel cell modules, lower shipments of carbon friction material products, and lower testing and engineering services provided to AFCC combined with the absence of engineering development revenues due to the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008 (the “AFCC Transaction”).

Net loss for the six months ended June 30, 2009 increased to $17.6 million, or ($0.21) per share, compared with net income of $67.6 million, or $0.77 per share, in the corresponding period of 2008. The first half net income in 2008 includes a gain on sale of assets of $96.8 million related to the AFCC Transaction. The first half net loss in 2009 includes a gain on discontinuance of operations in EBARA BALLARD of $10.8 million and restructuring and related expenses of $1.4 million relating to a 7% workforce reduction initiated in March 2009.

Normalized net loss1 for the first six months of 2009 increased 1%, or $0.3 million, to $24.1 million, or ($0.29) per share, compared with a normalized net loss of $23.8 million, or ($0.27) per share, for the first six months of 2008. Product and service revenue and related gross margin declines of $2.1 million and $1.5 million, respectively, combined with lower engineering development revenues of $5.2 million, were only partially offset by reductions in operating expenses of $5.8 million (net of restructuring and related expenses of $1.4 million).

Operating cash consumption1 for the first half of 2009 increased $13.7 million to $27.9 million, compared to $14.2 million for the corresponding period in 2008. The higher operating cash consumption was driven by higher working capital requirements of $7.2 million due primarily to the timing of collections of product and service revenues and increased inventory investment, combined with increased capital expenditures of $3.4 million and the slightly higher normalized net loss.

Product Shipments:

	Three months ended June 30,			Six months ended June 30,
	2009	2008	% Change	2009	2008	% Change
Material Handling	12	29	-59%	19	86	-78%
Backup Power	340	138	146%	416	237	76%

Revenue breakdown:

(Expressed in	Three months ended June 30,			Six months ended June 30,
thousands of U.S.
dollars)
	2009	2008	% Change	2009	2008	% Change
Fuel Cell Products	$9,653	$3,960	144%	$13,565	$10,353	31%
Contract Automotive	883	5,127	-83%	2,760	11,862	-77%
Material Products	2,539	3,264	-22%	4,834	6,179	-22%

Total Revenue	$13,075	$12,351	6%	$21,159	$28,394	-25%

For a more detailed discussion of Ballard Power Systems’ second quarter 2009 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

Endnotes:
1 Normalized net loss and operating cash consumption are non-GAAP measures used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Normalized net loss measures Ballard’s net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations, write-downs of long-lived assets, restructuring and related expenses, and equity income (loss) in associated companies are not considered part of our core activities, and are expected to occur infrequently. Therefore Ballard removes these in the calculation of normalized net loss. Operating cash consumption measures the amount of cash required to fund the operating activities of our business (net of restructuring and related costs) and excludes financing and investing activities except for net additions to property, plant and equipment.

Second Quarter 2009 Conference Call
Ballard will hold a conference call to discuss its second quarter 2009 financial results on Wednesday, July 29, 2009 at 8:00 a.m. PST (11:00 a.m. EST). The live call can be accessed by calling +1-604-638-5340. The live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, an audio recording will be available for approximately 24 hours and can be accessed at +1-604-638-9010 using confirmation number 6325#. The audio webcast will also be archived in the Investor Events & Conference Calls section of Ballard’s website for approximately 90 days.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements, including estimated  revenue and operating cash consumption contained in Ballard’s outlook, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
For further information, or to arrange an interview with a Ballard spokesperson, please contact Lori Rozali at telephone number 604-453-3804 or on e-mail media@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.